SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                   FIRST PROFESSIONAL BANK 401(K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PROFESSIONAL BANCORP, INC.

                                  606 BROADWAY
                            SANTA MONICA, CALIFORNIA
                                      90401

ITEM 1.  CHANGES IN PLAN

         During the past fiscal year, there have been no material changes in First Professional Bank's 401(k) Savings Plan (the "Plan").


ITEM 2.  CHANGES IN INVESTMENT POLICY

         During the past fiscal year, there have been no material changes in First Professional Bank's 401(k) Savings Plan with respect to the kind of securities or other investments in which funds held under the plan may be invested.


ITEM 3.  CONTRIBUTIONS UNDER THE PLAN

         First Professional Bank, N.A., wholly-owned subsidiary of Professional Bancorp, Inc. (the "Company"), at its discretion matches contributions up to a maximum amount of 100% of the first 3% of eligible compensation, as defined. These contributions may be invested at the participant's direction.


ITEM 4.  PARTICIPATING EMPLOYEES

         At December 31, 1999, the First Professional Bank 401(k) Savings Plan had approximately 86 participants.


ITEM 5.  ADMINISTRATION OF THE PLAN

         The following table sets forth certain information concerning the persons who administer the Plan, the capacity in which they act, positions or offices held with the Company and compensation received from the Plan.


NAME AND ADDRESS                CAPACITY WITHIN PLAN   CAPACITY WITHIN                 COMPENSATION
                                                          COMPANY                      PAID BY PLAN
----------------------------------------------------------------------------------------------------------------


Larry  Patapoff                 Plan Administrator     Executive Vice President,          $ -0-
First Professional Bank, N.A.                          First Professional Bank, N.A.
606 Broadway
Santa Monica, CA   90401

Delaware Charter                Trustee                None.                                -0-
Guarantee & Trust Company
1013 Sentre Road
Wilmington, DE  19805


ITEM 6.  CUSTODIAN OF INVESTMENTS

         The following table sets forth certain information concerning the persons who acts as custodian of the Plan's investments and securities, compensation received from the Plan, and bond coverage furnished in connections with the custody of the security or other assets of the plan.

                                 COMPENSATION
NAME AND ADDRESS                 PAID BY PLAN     BOND COVERAGE
--------------------------------------------------------------------------------

Bear, Stearns Securities Corp.     $ -0-          Member of Securities Investor
1999 Avenue of the Stars                          Protection Corporation (SIPC).
Los Angeles, California 90067                     SIPC provides $500,000 (of
                                                  which $100,000 may be in
                                                  cash). Bear Stearns Companies
                                                  Inc. has a Financial
                                                  Institution  Bond totaling
                                                  $400 million.

National Union                       -0-          Financial Institution Bond


ITEM 7.  REPORTS TO PARTICIPATING EMPLOYEES

         The participants of the plan receive quarterly reports providing them information regarding their assets within the plan and a summary plan description at the end of the calendar year.


ITEM 8.   INVESTMENT OF FUNDS

         In addition to securities of the Company, the participant has the option of investing in the following Principal Life Insurance Company, Principal Financial Group annuity investment accounts: Guaranteed Interest Account, Money Market Account, Bond & Mortgage Account, Stock Emphasis Balanced Account, Stock Index 500 Account, Medium Company Blend Account, and the International Stock Account. The above mentioned accounts are traded in units, or shares, and priced accordingly. Therefore, there are no additional commissions paid by the Plan.


ITEM 9.  FINANCIAL STATEMENTS AND EXHIBITS


(A) Financial Statements: See Index to Financial Statements and Schedules of First Professional Bank 401(K) Savings Plan which is part of this Form 11-K.

(B) Exhibits: Exhibit No. 23.1 - Independent Auditors' Consent - Hutchinson and Bloodgood LLP

Pursuant to the requirements of Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                           FIRST PROFESSIONAL BANK 401(K)
                                           SAVINGS PLAN


Date:  June 30, 1999                       By: /s/ LARRY PATAPOFF
                                               ------------------
                                               Larry Patapoff
                                               Executive Vice President
                                               First Professional Bank, N.A.

                         FIRST PROFESSIONAL BANK 401(K)
                                  SAVINGS PLAN

                                FINANCIAL REPORT

                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                TABLE OF CONTENTS





                                                                     PAGE

INDEPENDENT AUDITORS' REPORT                                            1

FINANCIAL STATEMENTS

    Statements of net assets available for benefits                     2
    Statements of changes in net assets available for benefits          3
    Notes to financial statements                                     4-9

SUPPLEMENTAL SCHEDULES

    Schedule of assets held for investment purposes
       at end of year, December 31, 1999                               11
    Schedule of reportable transactions
       for the year ended December 31, 1999                            12

                          INDEPENDENT AUDITORS' REPORT


The Profit Sharing Committee of the
    First Professional Bank 401(k) Savings Plan
Santa Monica, California

We have audited the accompanying statements of net assets available for benefits of First Professional Bank 401(k) Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at the end of the year and the reportable transactions for the year ended December 31, 1999, referred to as "supplementary information", is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





June 13, 2000
Glendale, California

                         FIRST PROFESSIONAL BANK 401(k)
                                  SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1999 and 1998


                                                         1999             1998
ASSETS

Investments, at fair value:
Principal Financial Group Annuity Contracts:
Guaranteed Interest Accounts                      $  204,704      $   140,322
Money Market Account                                  23,844           16,922
Bond & Mortgage Account                               92,237           76,489
Stock Emphasis Balanced Account                      177,980          135,507
Large Cap Stock Index Account
(formerly known as Stock Index 500 Account)          420,296          315,814
Medium Company Blend Account                         159,603          157,857
Small Company Blend Account                          170,987          143,860
International Stock Account                          125,222           86,721
Professional Bancorp, Inc., Common Stock              78,784          213,375
Participant Loans                                    135,948           80,476
                                                  ----------     ------------
Total investments                                  1,589,605        1,367,343
                                                  ----------     ------------
Receivables:
Employer contribution                                  3,869           11,373
Employee contribution                                  7608               0
                                                  ----------     ------------
Total receivables                                     11,477           11,373
                                                  ----------     ------------
Total assets                                        1,601,082       1,378,716

LIABILITIES                                               0               0
                                                  ----------     ------------
NET ASSETS AVAILABLE FOR BENEFITS                 $ 1,601,082     $ 1,378,716
                                                  ===========    ============

The Notes to Financial Statements are an integral part of these statements.




                         FIRST PROFESSIONAL BANK 401(k)
                                  SAVINGS PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                     Years ended December 31, 1999 and 1998


                                                         1999                1998

ADDITIONS
Additions to net assets attributed to:
Investment income:
Net appreciation in
fair value of investments                         $   21,856        $  51,633
Interest and other income                             14,485           13,291
                                                  ----------        ---------
                                                      36,341           64,924
                                                  ----------        ---------
Contributions:
Employer contributions                               103,437          106,480
Participants' contributions                          221,730          217,939
Rollovers                                              8,706                0
                                                  ----------        ---------
                                                     333,873          324,419
                                                  ----------        ---------
Total additions                                      370,214          389,343
                                                  ----------        ---------
DEDUCTIONS
Deductions from net assets attributed to:
Benefit distributions                                139,427          247,639
Administrative expenses                                8,421            5,029
                                                  ----------        ---------
Total deductions                                     147,848          252,668
                                                  ----------        ---------
Increase in net assets available for benefits        222,366          136,675

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                  1,378,716        1,242,041
                                                  ----------        ---------
End of year                                       $1,601,082       $1,378,716
                                                  ==========       ==========

The Notes to Financial Statements are an integral part of these statements.

                         FIRST PROFESSIONAL BANK 401(K)
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



NOTE 1.    DESCRIPTION OF THE PLAN

           The following brief description of the 401(k) Savings Plan is provided for general information purposes only. Participants should refer to the 401(k) Savings Plan Agreement for more complete information.

                PLAN ORGANIZATION AND ADMINISTRATION

                The Plan is a defined contribution plan which provides retirement benefits for eligible employees of First Professional Bank, N.A. and its subsidiaries (the "Company"). The Plan is administered by the First Professional Bank Benefits Committee (the Plan Administrator), which is presently comprised of four officers of First Professional Bank, N.A. The Plan has been amended periodically to conform with various requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

                Effective January 1, 1998, the Plan removed Bank Boston, N.A. (First National Bank of Boston) as the Trustee and John Hancock Signature Services as custodian and appointed Delaware Charter Guarantee & Trust Company as the new Trustee of the Plan. In December 1997, the Company chose an investment manager and the assets of the Plan were transferred to the Principal Life Insurance Company, Principal Financial Group on January 30, 1998.

                PARTICIPANT ELIGIBILITY

                All employees of the Company are eligible to participate in the Plan after completion of one year of employment consisting of at least 1,000 hours. Employees of the Company are eligible to participate in the Plan on the first day of each quarter following the completion of one year of employment. However, the employee may make a rollover contribution before completing the one-year eligibility requirement.

                CONTRIBUTIONS

                Effective January 1, 1996, the Board of Directors of the Company authorized an amendment to the Plan to allow participants to contribute, under a salary reduction agreement, up to 15% of their eligible compensation, as defined, but not to exceed the dollar amount allowed by law, $10,000 for 1999. The Company at its discretion matches contributions up to a maximum amount of 100% of the first 3% of eligible compensation, as defined.

                         FIRST PROFESSIONAL BANK 401(K)
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



NOTE 1.    DESCRIPTION OF THE PLAN  (CONTINUED)

                INVESTMENT OPTIONS

                Participants salary deferral contributions and Company matching contributions may be invested at the participant's direction in the Professional Bancorp, Inc. common stock and the following Principal Life Insurance Company, Principal Financial Group annuity investment accounts: Guaranteed Interest Account, Money Market Account, Bond & Mortgage Account, Stock Emphasis Balanced Account, Large Cap Stock Index Account (formerly known as Stock Index 500 Account), Medium Company Blend Account, and the International Stock Account.

                PARTICIPANT ACCOUNTS

                Each participant's account is credited with the participant's contributions and allocations of the Company's matching contribution and the Plan's earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's weighted average account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund. Forfeitures reduce the amount of matching employer contributions. Forfeited non-vested accounts totaled $876 and $6,088 for the years ended December 31, 1999 and 1998, respectively.

                VESTING

                The participant shall always have a non-forfeitable right to the portion of his account attributable to Salary Reduction Contributions, After-Tax Employee Contributions, and Rollover Contributions. The Company's matching contributions vest 100% for all participants with five or more years of service provided that they are credited with an hour of service in any Plan year beginning after December 31, 1988.

                         FIRST PROFESSIONAL BANK 401(K)
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



NOTE 1.     DESCRIPTION OF THE PLAN  (CONTINUED)

                VESTING  (CONTINUED)

                The following is the participant's vesting schedule for matching employer contributions:


                              Years of Service          Percentage Vested

                               Less than 1                       0
                               1                                20
                               2                                40
                               3                                60
                               4                                80
                               5 or more                       100

                Notwithstanding the above, if a participant (1) attains the age of 65, (2) dies or (3) terminates employment by reason of permanent disability, the employer match amounts become 100% vested without regard to years of service.

               BENEFITS PAYMENTS

               Upon severance of employment by the Company due to permanent disability (as defined by the Plan), retirement (as defined by the Plan) or death, the participant's share of the Company's contributions become fully vested.

               For distributions other than for financial hardship, the method of payment is based on the participant's election and may be made by one or more of the following options: (a) a single lump sum payment in cash, (b) a series of installments (as defined by the Plan) or (c) a direct transfer to either an Individual Retirement Account or a qualified retirement plan.

               Participants who are 100% vested and 59 1/2 years of age may take an in-service withdrawal of all or a portion of the value of their vested accounts once each plan year. The distribution is taxable to the participant, but is not subject to the 10% penalty tax.

                         FIRST PROFESSIONAL BANK 401(K)
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



NOTE 1.   DESCRIPTION OF THE PLAN  (CONTINUED)

                ADMINISTRATIVE FEES

                All Plan administrative expenses are paid by the Company.

                PARTICIPANT LOANS

                Loans to participants may be made, at the discretion of the Plan's Administrator, in an amount not less than $1,000 and not to exceed the lesser of $50,000 reduced by the highest outstanding balance of all other loans made to participant during the prior 12 months or one-half of the participant's vested account. Such loans are collateralized by the present value of the participant's vested balance in the Plan and carry interest at a rate established by the Plan Administrator. The terms of these loans shall not exceed five years or extend beyond the participant's normal retirement date.


NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                BASIS OF PRESENTATION

                The accompanying financial statements have been prepared using the accrual basis of accounting.

                INVESTMENTS

                Investments in group annuity contracts are priced at contract value which approximates fair market value. The fair value of Professional Bancorp, Inc. common stock is based on quoted market prices. Purchases and sales of investments are recorded on a trade-date basis. Participant loans are valued at cost, which approximates fair market value.

                REALIZED AND UNREALIZED APPRECIATION (DEPRECIATION)

                Realized and unrealized appreciation (depreciation) is based on the contract and market values of the assets at the end of the Plan year compared to the contract and market values of the assets at the beginning of the Plan year, or at the time of purchase for assets purchased/exchanged during the Plan year.

                         FIRST PROFESSIONAL BANK 401(K)
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



NOTE 2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

                ESTIMATES

                The Plan's financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, the Plan Administrator is required to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes in net assets available for plan benefits as of the dates of the financial statements for the periods presented. Actual results could differ significantly from these estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the fair value estimation of investment securities held by the Plan.

                RECLASSIFICATIONS AND ELIMINATION

                The requirement to disclose in the financial statements each participant-directed investment option in columnar form has been eliminated by the Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investment and Other Disclosure Matters. Certain presentation in the 1998 financial statements were amended to conform with the new Statement of Position.


NOTE 3.    TAX-EXEMPT STATUS

           The Plan obtained its latest determination letter on April 28, 1993, in which the Internal Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. However, the Company believes that although the Plan has been amended since the issuance of the determination letter, the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore exempt from Federal income taxes.


NOTE 4.    DEPOSIT WITH INSURANCE COMPANY

           The Plan maintained deposit contracts with Principal Life Insurance
            Company. The contracts maintained the contributions in pooled separate accounts. The accounts were credited with actual earnings on the underlying investments (principally mutual funds) and charged for plan withdrawals and administrative expenses. The contracts are included in the financial statements at contract value, which approximates fair value.

                         FIRST PROFESSIONAL BANK 401(K)
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



NOTE 5.    PLAN TERMINATION

           Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.


NOTE 6.    PARTY-IN-INTEREST TRANSACTIONS

           Parties in interest by definition include a plan sponsor or employer, fiduciaries (including those who provide investment advice or who have discretionary control over plan assets), and those who provide services to the Plan. The Plan Sponsor pays to parties in interest, at its expense, various plan administrative, trustee, legal and accounting fees. None of these transactions are prohibited transactions.

                             SUPPLEMENTAL SCHEDULES

                         FIRST PROFESSIONAL BANK 401(K)
                                  SAVINGS PLAN
                                 EIN: 95-3701137
                                 PLAN NUMBER 002

                             SCHEDULE OF ASSETS HELD
                     FOR INVESTMENT PURPOSES AT END OF YEAR
                                DECEMBER 31, 1999



(A)               (B)                                       (C)                  (D)              (E)
                                            DESCRIPTION OF INVESTMENT,
           IDENTITY OF ISSUE,                INCLUDING MATURITY DATE,
            BORROWER, LESSOR               RATE OF INTEREST, COLLATERAL,                        CURRENT
            OR SIMILAR PARTY                     PAR OR MATURITY                COST             VALUE

*      Principal Life Insurance Company
           Pooled Separate Accounts:
                                          Guaranteed Interest Accounts          $  207,298    $   204,704
                                          Money Market Account                      23,264         23,844
                                          Bond & Mortgage Account                   89,609         92,237
                                          Stock Emphasis Balanced Account          162,439        177,980
                                          Large Cap Stock Index Account            336,187        420,296
                                          Medium Company Blend Account             146,250        159,603
                                          Small Company Blend Account              165,375        170,987
                                          International Stock Account              105,404        125,222
                                                                                -------------  ----------

                                                                                $1,235,826     $1,374,873
                                                                                =========================

*      Professional Bancorp, Inc.         Common stock                          $  179,650     $   78,784
                                                                                =========================


       Participant loans                  Interest rates at 7.75% to 10.5%      $   - -        $  135,948
                                                                                =========================





* Party-in-interest

                         FIRST PROFESSIONAL BANK 401(K)
                                  SAVINGS PLAN
                                 EIN: 95-3701137
                                 PLAN NUMBER 002

                       SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1999



      (A)               (B)                   (C)       (D)         (G)        (I)
    IDENTITY
    OF PARTY        DESCRIPTION            PURCHASE    SELLING    COST OF     NET GAIN
    INVOLVED         OF ASSET                PRICE     PRICE       ASSET     (LOSS)

Principal Life     Guaranteed Interest
   Insurance Co.   Accounts              $ 83,855   $ 25,246   $ 25,246    $    --

Principal Life     Money Market
   Insurance Co.   Account                 42,457     36,445     35,667        778

Principal Life     Stock Emphasis
   Insurance Co.   Balanced Account        58,611     27,716     26,146      1,570

Principal Life     Large Cap
   Insurance Co.   Stock Index Account    193,078    156,925    137,675     19,250

Principal Life     Medium Company
   Insurance Co.   Blend Account           62,177     79,958     79,253        705

Principal Life     Small Company
   Insurance Co.   Blend Account           80,833     72,546     80,507     (7,961)

Principal Life     International Stock
   Insurance Co.   Account                 51,982     36,202     35,252        950

Professional
   Bancorp, Inc.   Common Stock           109,384    127,349    129,302     (1,953)

